SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Torbay Holdings, Inc.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
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                         (Title of Class of Securities)

                                    890885106
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                                 (CUSIP Number)

               Seth Farbman, 301 Eastwood Road, Woodmere, NY 11598
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 8, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13D

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                                                      PAGE 2 OF 5 PAGES
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Seth Farbman
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (A) [ ]
                                                                (B) [X]
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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)

   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
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7  SOLE VOTING POWER(*)

                         4,150,000
   NUMBER OF    -------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       -------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                4,150,000
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                         - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,150,000
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions)                            [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.95%
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14     TYPE OF REPORTING PERSON (See Instructions)

       IN
-----------------------------------------------------------------------
(*) As of March 12, 2004, the date of this filing.

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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Torbay Holdings, Inc. (the "Corporation"). The Corporation's principal executive office is located at 140 Old Country Road, Suite 205, Mineola, NY 11501.


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Seth Farbman (the "Reporting Person"), individually.

(b)   The address of the Reporting Person is: 301 Eastwood Road Woodmere, NY
      11598

(c) The Reporting Person's present principal occupation is: Principal of an edgar filing firm

(d) During the last five years, the Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

(f)   The Reporting Person is a resident of New York.

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                                                               PAGE 4 OF 5 PAGES
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired such shares via the exercise of options for which the Reporting Person used personal funds for the exercise of such options.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. The Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) As of March 12, 2004, as per the Corporation's transfer agent, the Corporation had issued and outstanding a total of 83,789,155 shares of Common Stock. As of March 8, 2004, upon receipt of shares for the exercise of options, the Reporting Person was the beneficial owner of greater than 5% of the Corporation's Common Stock and as of the date of this filing, March 12, 2004, the Reporting Person owns 4,150,000 shares of Common Stock or 4.95% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote or to dispose of 4,150,000 shares of Common Stock.

(c) As of March 8, 2004, upon receipt of shares for the exercise of options, the Reporting Person was the beneficial owner of greater than 5% of the Corporation's Common Stock and as of the date of this filing, March 12, 2004, the Reporting Person owns 4,150,000 shares of Common Stock or 4.95% of the issued and outstanding Common Stock.

(d) Not applicable

(e) On March 11, 2004, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.



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                                                               PAGE 5 OF 5 PAGES
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2004

/s/ Seth Farbman
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Seth Farbman